Exhibit 2.2

Sabretooth Energy Ltd.

Consolidated Financial Statements

December 31, 2008 and 2007

Management’s Responsibility Report

The management of Sabretooth Energy Ltd. is responsible for the financial information and operating data presented in this annual report.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise as they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this annual report has been prepared on a basis consistent with that in the financial statements.

Sabretooth Energy Ltd. maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded.

The Board of Directors is responsible for reviewing and approving the financial statements and ensures that management fulfills its responsibilities for financial reporting.

The Board of Directors meets regularly with management and the external auditors to discuss internal controls and reporting issues and to satisfy itself that each party is properly discharging its responsibilities. It reviews the financial statements and the external auditors’ report. The Board of Directors also considers, for approval by the shareholders, the engagement or re-appointment of the external auditors.

Collins Barrow Calgary LLP, the external auditors, have audited the financial statements in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Collins Barrow Calgary LLP has full and free access to the Board of Directors.

(signed)	(signed)
“Marshall Abbott”	“Joe McFarlane”
Chief Executive Officer	Chief Financial Officer
March 6, 2009

Auditors’ Report

To the Shareholders

Sabretooth Energy Ltd.

We have audited the consolidated balance sheets of Sabretooth Energy Ltd. as at December 31, 2008 and 2007 and the consolidated statements of operations, comprehensive income (loss) and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) “Collins Barrow Calgary LLP” CHARTERED ACCOUNTANTS

Calgary, Alberta

March 6, 2009

Sabretooth Energy Ltd.

Consolidated Balance Sheets

December 31, 2008 and 2007

(expressed in thousands of Canadian dollars)

	2008	2007
Assets
Current Assets
Cash and cash equivalents	$15,437	$—
Accounts receivable	7,232	9,175
Investment in commercial paper (note 6)	1,218	—
Deposits and prepaid expenses	1,549	1,920
Commodity contracts (note 17(a))	3,034	843

	28,470	11,938

Investment in commercial paper (note 6)	13,968	23,238
Property and equipment (note 7)	115,383	128,563
Future income taxes (note 10(a))	6,129	5,871

	$163,950	$169,610

Liabilities and Shareholders’ Equity
Current Liabilities
Bank indebtedness (note 8)	$47,970	$46,256
Accounts payables and accrued liabilities	10,771	17,126

	58,741	63,382
Asset retirement obligations (note 9)	2,515	4,560
Non-controlling interest (note 5 (i))	8,474	—

	69,730	67,942

Shareholders’ Equity
Share capital (note 11)	192,849	194,994
Warrants (note 11(c))	598	598
Contributed surplus (note 12)	5,596	2,720
Deficit	(104,823)	(96,644)

	94,220	101,668

	$163,950	$169,610

Contingencies and Commitments (notes 15 and 16)

Subsequent event (note 19)

(signed)	(signed)
G. Marshall Abbott	Vincent Chahley
Director	Director

The accompanying notes are an integral part of these financial statements

Sabretooth Energy Ltd.

Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit

For the years ended December 31, 2008 and 2007

(expressed in thousands of Canadian dollars, except per share amounts)

	2008	2007
Revenues
Production revenue	$48,674	$30,121
Royalties	(5,753)	(5,272)
Realized (loss) gain on commodity contracts (note 17(a))	(1,721)	2,700
Unrealized gain (loss) on commodity contracts (note 17(a))	2,191	(1,563)
Interest and other income	1	13

	43,392	25,999

Expenses
Operating costs	12,771	7,770
Transportation	1,336	1,078
General and administrative, net of recoveries	3,962	2,970
Depletion, depreciation, and amortization	20,285	16,500
Accretion expense	212	184
Interest	2,543	1,410
Stock-based compensation (note 11(e))	918	242

Valuation allowance (recovery) on investment in commercial paper (note 6)	8,052	(1,478)

	50,079	28,676

Loss before income taxes and non-controlling interest	(6,687)	(2,677)

Income taxes (note 10 (b))	1,508	(6,452)

Non-controlling interest	(16)	—

Net income (loss) and comprehensive income (loss)	(8,179)	3,775

Deficit, beginning of year	(96,644)	(100,419)

Deficit, end of year	$(104,823)	$(96,644)

Net income (loss) per share (note 11(f))
Basic	$(0.21)	$0.14

Diluted	$(0.21)	$0.14

The accompanying notes are an integral part of these financial statements

Sabretooth Energy Ltd.

Consolidated Statements of Cash Flows

For the years ended December 31, 2008 and 2007

(expressed in thousands of Canadian dollars)

	2008	2007
Cash flows from (used in)

Operating activities
Net income (loss) for the year	$(8,179)	$3,775
Items not affecting cash
Depletion, depreciation, and amortization	20,285	16,500
Accretion expense	212	184
Stock-based compensation	918	242
Unrealized loss (gain) on commodity contracts	(2,191)	1,563
Valuation allowance (recovery) on investment in commercial paper (note 6)	8,052	(1,478)
Future income taxes (recovery)	1,508	(6,262)
Asset retirement expenditures	(816)	—
Non-controlling interest	(16)	—

	19,773	14,524
Net change in non-cash working capital (note 13)	2,373	(2,435)

	22,146	12,089

Investing activities
Corporate acquisitions, net of cash acquired (note 5)	14,437	(24,752)
Property and equipment expenditures, net	(37,429)	(36,223)
Proceeds from sale of properties	21,262	—
Net change in non-cash working capital (note 13)	(6,506)	(1,683)

	(8,236)	(62,658)

Financing activities
Proceeds from bank indebtedness, net	1,714	46,256
Exercise of options for common shares	100	—
Repurchase of common shares under NCIB (note 11(b)(iv))	(183)	—
Repurchase of stock options (note 11 (d))	(104)	(30)

	1,527	46,226

Increase (decrease) in cash and cash equivalents	15,437	(4,343)
Cash and cash equivalents beginning of year	—	4,343

Cash and cash equivalents end of year	$15,437	$—

Supplemental cash flows disclosure:
Interest paid	$2,543	$1,410

Income taxes recovered	$—	$(190)

The accompanying notes are an integral part of these financial statements

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

1.	Nature of Operations

Sabretooth Energy Ltd. is engaged in the acquisition, exploration, development and production of petroleum and natural gas reserves on Western Canada.

2.	Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These statements include all assets, liabilities, revenues and expenses of Sabretooth Energy Ltd. and its wholly-owned subsidiaries, 1175043 Alberta Ltd. and Bear Ridge Resources Ltd. and its majority-owned subsidiary, HFG Holdings Inc., collectively referred to as the “Company” or “Sabretooth”. On January 1, 2008, Bear Ridge Resources Ltd. was amalgamated into Sabretooth. All significant inter-company balances and transactions have been eliminated upon consolidation.

On December 24, 2008, the Company acquired approximately 71% of HFG Holdings Inc. (“HFG”) (see note 5 (i)).

3.	Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments, with a maturity of three months or less when purchased.

Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets and financial liabilities are recognized on the consolidated balance sheet at the time the Company becomes a party to the contractual provisions. Upon initial recognition, financial instruments are measured at fair value. Measurement in subsequent periods is dependent on the classification of the financial instrument. These instruments are classified into one of the following five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale or other financial liabilities.

Held-for-trading instruments are financial assets and liabilities typically acquired with the intention of generating revenues in the short-term. However, an entity is allowed to designate any financial instrument as held-for-trading on initial recognition even if it would otherwise not satisfy the definition. Financial assets and financial liabilities required to be classified or designated held-for-trading are measured at fair value, with gains and losses recorded in net earnings for the period in which the change occurs.

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

Held-to-maturity investments are non-derivative financial assets, with fixed or determinable payments and with a fixed maturity and an entity has the intention and ability to hold to maturity. These financial assets are measured at amortized cost using the effective interest method. As at December 31, 2008, the Company does not have any financial assets classified as held-to-maturity.

Available-for-sale financial assets are non-derivative assets that are designated as available-for-sale or that are not classified as loans and receivables, held-to-maturity investments or held-for-trading. Available-for-sale financial assets are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in earnings. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources and other comprehensive income comprises revenue, expenses, gains and losses that are recognized in comprehensive income but excluded from net income. Available-for-sale assets are measured at fair value, except for assets that do not have a readily determinable fair value which are recorded at cost. As at December 31, 2008, the Company does not have any financial assets classified as available-for-sale and the Company does not have any comprehensive income items requiring separate disclosure.

Financial assets classified as loans and receivables are measured at amortized cost using the effective-interest method.

Other financial liabilities are measured at amortized cost using the effective interest method and include all liabilities other than derivatives or liabilities that have been identified as held-for-trading.

Derivatives are to be measured at fair value and unrealized gains and losses reported in the statement of operations unless the “normal sale and purchase” exemption is utilized or the derivatives are designated as cash flow or net investment hedges. All changes in fair value are included in earnings unless cash flow hedge or net investment accounting is used, in which case changes in fair value are recorded in other comprehensive income to the extent the hedge is effective and in earnings to the extent it is ineffective. The Company has not identified any material embedded derivatives in any of its financial instruments. The Company has not designated any of its derivatives as hedges.

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

The Company will assess at each reporting period whether there is any objective evidence that a financial asset, other than those classified as held-for-trading, is impaired.

Property, Plant and Equipment

Cost

The Company follows the full cost method of accounting whereby all costs relating to the acquisition of, the exploration for and development of petroleum and natural gas reserves are initially capitalized and accumulated in cost centers by country. Costs capitalized include land acquisition costs, geological and geophysical expenditures, rentals on undeveloped properties, costs of drilling productive and non-productive wells, lease and well equipment and that portion of general and administrative expenses and overhead directly related to exploration and development activities.

Gains and losses on disposals of petroleum and natural gas properties are recognized only when crediting the proceeds to the full cost pool would result in a change of 20% or more in the depletion and depreciation rate.

Other property and equipment are recorded at cost.

Depletion, Depreciation and Amortization

Capitalized costs of petroleum and natural gas properties and related equipment are depleted and depreciated using the unit-of-production method based on the Company’s share of gross proved petroleum and natural gas reserves as determined by independent engineers. For the purpose of this calculation, production and reserves of petroleum and natural gas are converted to a common unit of measurement on the basis of their relative energy content, where six thousand cubic feet of natural gas equates to one barrel of oil.

Costs of acquiring and evaluating unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether proved reserves are attributable to the properties or impairment has occurred.

Other property and equipment are amortized over 3 to 5 years on a straight line basis.

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

Impairment (Ceiling Test)

Petroleum and natural gas assets are evaluated in each reporting period to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying value of all petroleum and natural gas assets and related asset retirement obligations. If the carrying value of the petroleum and natural gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flows are estimated using future prices and costs and are discounted using a risk-free interest rate.

Asset Retirement Obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred and records a corresponding increase in the carrying value of the related long-lived asset. Fair value is estimated using the present value of the estimated future cash outflows to abandon the asset at the Company’s credit-adjusted risk-free interest rate. The fair value is determined through a review of engineering studies, industry guidelines, and management’s estimates on a site-by-site basis. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statement of operations. The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. The increase in the carrying value of the asset is depleted using the unit-of-production method based on estimated gross proved reserves as determined by independent engineers.

Non-controlling Interest

Non-controlling interest represents the minority shareholders’ interest in the carrying values of HFG. When HFG issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity. The portion of the net assets of HFG that is fully consolidated but not wholly-owned by Sabretooth is presented as non-controlling interest on the consolidated balance sheet, while the portion of net income attributable to such non-controlling interest is also shown separately on the consolidated statement of income.

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

Flow-through Shares

The Company, from time to time, issues flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of the flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital is reduced and a future tax liability is recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the expenditures are renounced.

Per Share Amounts

Basic per share amounts are computed by dividing the net income by the weighted average number of common shares outstanding during the period. Diluted per share amounts are calculated giving effect to the potential dilution that would occur if stock options and warrants were exercised. The treasury stock method is used to determine the dilutive effect of stock options and warrants. The treasury stock method assumes that proceeds received from the exercise of options and warrants for which the exercise price is less then market price plus the unamortized portion of stock-based compensation are used to repurchase common shares at the average market price for the period.

Revenue Recognition

Revenue from the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

Revenue from interest income is recognized when earned.

Transportation Expense

Transportation costs are presented as an expense in the consolidated statements of operations and deficit. In British Columbia, there is an infrastructure in place that enables natural gas producers to avoid facility construction in exchange for regulated gathering, processing and transmission fees. This all-in charge is included in transportation expense.

Joint Venture Accounting

Substantially all of the Company’s exploration, development and production activities are conducted jointly with others. These financial statements reflect only the Company’s proportionate interest in such activities.

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

Stock-based Compensation

The Company has a stock option plan as described in note 11(d). The Company issues stock options and performance options to directors, officers, employees and other service providers. Compensation costs attributable to stock options and performance options granted is measured at fair value at the date of grant and is expensed over the vesting period with a corresponding increase in contributed surplus. When stock options are exercised, the cash proceeds together with the amount previously recorded as contributed surplus is recorded as share capital. The Company does not incorporate an estimated forfeiture rate for stock options and performance options that will not vest, but accounts for forfeitures as they occur.

Income Taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future tax inflows and outflows arising from the settlement or recovery of assets and liabilities at the carrying values. Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those liabilities are more likely than not to be realized. Future income tax assets and liabilities are determined based on the substantially enacted tax laws and rates that are anticipated to apply in the periods of realization.

Measurement Uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates relate primarily to unsettled transactions and events as of the date of the consolidated financial statements. Actual results could differ from these estimates.

The amounts recorded for depletion, depreciation and amortization of property and equipment, the provision for asset retirement obligations and the valuation of property and equipment are based on estimates of proved reserves, production rates, future petroleum and natural gas prices, future costs and the remaining lives and period of future benefit of the related assets.

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

The amounts recorded relating to the fair value of stock options issued and the resulting income effect (note 11(e)) are based on estimates of the future volatility of the Company’s share price, expected lives of the options, expected dividends and other relevant assumptions.

The amount recorded relating to the fair value of investment in commercial paper is based on a variety of estimates as further described in Note 6.

The amounts recorded for future income tax assets and future tax expense (recovery) are based on estimates of the probability of the Company utilizing certain tax pools and assets which, in turn, is dependent on estimates of proved and probable reserves, production rates, future petroleum and natural gas prices, and changes in legislation, tax rates and interpretations by taxation authorities.

The value assigned to common shares and warrants issued to acquire Bear Ridge Resources Ltd. (“Bear Ridge”), and the allocation of the purchase price to the net assets of Bear Ridge at the acquisition dates are based on estimates of numerous factors affecting valuation including discount rates, proved and probable reserves, future petroleum and natural gas prices and other factors.

The fair value of commodity contracts, and the resultant unrealized gain (loss) on commodity contracts is based on estimates of future natural gas prices.

By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the consolidated financial statements of future periods could be significant.

4.	Changes in Accounting Policies

Financial Instruments – Disclosures and Presentation

Effective January 1, 2008, the Company adopted two new Canadian Institute of Chartered Accountants (“CICA”) standards, Handbook Section 3862, Financial Instruments – Disclosures and Handbook Section 3863, Financial Instruments – Presentation. These Handbook sections replaced existing Handbook Section 3861, Financial Instruments – Presentation and Disclosure. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. Specifically, Section 3862 requires disclosure of the significance of financial instruments on the Company’s financial position. In addition, the guidance outlines revised requirements for the disclosure of qualitative and quantitative information regarding exposure to risks arising from financial instruments. Refer to Note 17, “Financial Instruments and Risk Management” for the additional disclosures under Section 3862. The new presentation standard carries forward the former presentation requirements.

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

Capital Disclosures

Effective January 1, 2008, the Company adopted Handbook Section 1535, Capital Disclosures which requires companies to disclose their objectives, policies and processes for managing capital, the nature of externally imposed capital requirements, how the requirements are incorporated into the Company’s management of capital, whether the requirements have been complied with, or consequence of noncompliance and an explanation of how the Company is meeting its objectives for managing capital. In addition, quantitative disclosures regarding capital are required. Refer to Note 18, “Capital Management” for additional disclosures under Section 1535.

Future Accounting Pronouncements

In addition, the Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have an impact on the Company:

i)	Goodwill and Intangible Assets

As of January 1, 2009, the Company will be required to adopt CICA Section 3064, “Goodwill and Intangible Assets”, which will replace Handbook Section 3062. This new guidance reinforces a principles-based approach to the recognition of costs as assets in accordance with the definition of an asset and the criteria for asset recognition under Handbook Section 1000, “Financial Statement Concepts”. Section 3064 clarifies the application of the concept of matching revenues and expenses in Section 1000 to eliminate the current practice of recognizing as assets items that do not meet the definition and recognition criteria. Under this new guidance, fewer items meet the criteria for capitalization. The implementation of this section is expected to have no impact on the Company’s financial statements.

ii)	Business Combinations

In January 2009, the CICA issued Section 1582, “Business Combinations”, which replaces former guidance on business combinations. The new Section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination. The new Section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquiree is owned at the acquisition date.

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

Currently, the purchase price used in business combinations is based on the average of the fair value of shares issued as consideration a few days before and after the day the terms and conditions have been agreed to and the acquisition announced. Under the new standard, however, the purchase price used in a business combination is based on the fair value of shares exchanged at their market price at the date of the exchange. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date and re-measured at fair value through net earnings each period until settled. Currently, only contingent liabilities that are resolved and payable are included in the cost to acquire the business. In addition, under the new standard, negative goodwill is required to be recognized immediately in net earnings. Currently, the requirement is to eliminate negative goodwill by deducting it from non-monetary assets in the purchase price allocation. The standard also states that acquisition-related costs, including restructuring and other direct costs, will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date, unless they constitute the costs associated with issuing debt or equity securities. Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting.

This standard is equivalent to the International Financial Reporting Standard 3, “Business Combinations (January 2008)” on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011. Earlier adoption is permitted. This new Section will only have an impact on the Company’s consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

iii)	Consolidated Financial Statements and Non-controlling Interests

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements”, and 1602, “Non-controlling Interests”, which replaces existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity. Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests.

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, “Consolidated and Separate Financial Statements (January 2008)”. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582. Earlier adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

iv)	Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the Emerging Issues Committee (“EIC”) of the CICA approved an abstract EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, entitled “Financial Instruments - Recognition and Measurement”. This EIC states that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 is to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after the date of issuance of this Abstract. The Company will incorporate the provisions of EIC 173 in its fair value determinations as at March 31, 2009 with retrospective application, if any, to the beginning of its 2009 fiscal year. The Company is currently evaluating the impact of adopting this standard on its financial statements.

v)	International Financial Reporting Standards

In January 2006, the CICA Accounting Standards Board adopted a strategic plan for the direction of accounting standards in Canada. As part of the plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards (“IFRS”) on January 1, 2011 with comparative 2010 periods converted as well.

Although IFRS is principles based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS. Currently, the application of IFRS to the oil and gas industry in Canada requires clarification. The International Accounting Standards Board has issued an exposure draft relating to certain amendments and exemptions to IFRS 1 relating to full cost oil and gas accounting. The amendments will potentially permit the Company to apply IFRS prospectively to their full cost pool of capitalized exploration and development expenses, with an initial

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

impairment test, at the transition date. The Company will then be required to adopt a form similar to “successful efforts” method of accounting for oil and gas on a prospective basis. The Canadian Association of Petroleum Producers (CAPP) and the Small Explorers and Producers Association of Canada (SEPAC) have published an “Information Guide on Adoption and Implementation of International Financial Reporting Standards” for the Canadian upstream oil and gas industry.

The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the Company’s reported financial position and results of operations. The Company is currently assessing the impact of the conversion from Canadian GAAP to IFRS on its results of operations, financial position and disclosures, and is in the process of developing an IFRS changeover plan. The plan will include an assessment of differences between Canadian GAAP and IFRS, accounting policy choices under IFRS, internal controls over financial reporting, potential system changes required, potential corporate governance changes, and affects on internal controls and processes including resources and training required for employees. Certain employees have been set up to manage this transition and to ensure successful implementation within the required timeframe. These employees have attended a number of training courses and education sessions. Communication is ongoing with many areas of the Company and regular updates are provided to senior management. Based on work completed to date, the accounting differences that will lead to the largest changes include property and equipment and business combinations. The Company will provide disclosures of the key elements of its plan and progress on the project as the information becomes available during the transition period.

5.	Corporate Acquisitions

i)	Sale of Assets to HFG

On December 24, 2008, pursuant to an Agreement of Purchase and Sale, Sabretooth Energy Ltd. sold 59 net sections of Montney petroleum rights located in Northeastern British Columbia and Northwestern Alberta and a $1.0 million tie-in commitment at Red Creek in addition to certain Montney wells and seismic access (the “Assets”) in exchange for 156,546,590 common shares of HFG with a market value of $31,309,318. In addition, Sabretooth Energy Ltd. subscribed for 5,000,000 common shares of HFG at $0.20 per share, for a aggregate subscription price of $1,000,000.

On December 24, 2008, HFG also raised approximately $15,221,000 issuing 60,885,000 common shares on a flow-through basis at $0.25 per share to external parties. Sabretooth Energy Ltd.’s interest in HFG was reduced through the issuance of these additional shares by HFG to third parties.

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

As a result of the transactions described above, Sabretooth Energy Ltd. holds approximately 71% of the outstanding common shares of HFG and effectively disposed of approximately 29% of the Assets to non-controlling interest shareholders. Accordingly, the sale of Assets and the corresponding sale of shares by HFG is, in substance, a sale of oil and gas properties. No gain or loss has been recorded as crediting the sale proceeds to the full cost pool did not result in a change of 20% or more in the depletion rate of the Company.

Prior to the transactions described above, HFG was classified as a Capital Pool Company as defined in Policy 2.4 of the TSX Venture Exchange (the “Exchange”), had no operations or business activities, and had approximately $14,437,000 in cash. As a result, HFG does not meet the definition of a business and, therefore, the acquisition of HFG has not been accounted for as a business combination, but as an asset acquisition. The results of HFG are recorded by the Company from December 24, 2008 forward.

ii)	Bear Ridge

On August 21, 2007, the Company acquired all of the issued and outstanding shares of Bear Ridge, an Alberta-based oil & gas company whose shares were listed on the TSX, for 18,477,506 common voting shares and 1,050,000 warrants and approximately $59,013,000 in cash, including transaction costs. The transaction was accounted for using the purchase method whereby the assets acquired and liabilities assumed are recorded at their fair value. The accounts of the Company include the results of Bear Ridge effective August 21, 2007.

The purchase price equation is as follows:

(000’s)
Cost of Acquisition
Cash	$56,813
Common shares (18,477,506 at $2.81 per share)	51,927
Warrants (1,050,000 at $0.57 per warrant)	598
Transaction costs	2,200

Total	$111,538

(000’s)
Fair Value of the Assets and Liabilities Acquired:
Cash and cash equivalents	$34,261
Accounts receivable	6,362
Deposits and prepaid expenses	94
Commodity contracts	1,456
Investment in commercial paper (note 6)	21,760
Property and equipment	63,370
Future tax liability, net of previously unrecognized tax assets of the Company	(1,322)
Accounts payable and accrued liabilities	(11,399)
Asset retirement obligations	(3,044)

Total	$111,538

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

The attributed values of the common shares and warrants issued have been excluded from the consolidated statement of cash flows as non-cash transactions.

Each warrant entitles the holder to acquire one common share on a “flow-through” basis under the Income Tax Act (Canada) at a price of $3.81 per share. The warrants expire on March 31, 2009.

There is one dissenting shareholder to the Bear Ridge transaction (note 15).

6.	Investment in Commercial Paper

The Company holds asset-backed commercial paper (“ABCP”) that is valued at $13,968,000 at December 31, 2008. As at December 31, 2008, the Company held Canadian third party ABCP with an original cost of $24,147,000 and an interest rate of 4.52%. At the dates the Company acquired these investments, they were rated R1 (High) and backed by R1 (High) rated assets and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of the liquidity issues in the ABCP market, did not settle on maturity. As a result, the Company has classified its ABCP as long-term investments.

On August 16, 2007, an announcement was made by a group representing banks, asset providers and major investors that they had agreed in principle to a long-term proposal and interim agreement to convert the ABCP’s into long-term floating rate notes maturing no earlier than the scheduled maturity of the underlying assets. On September 6, 2007, a Pan-Canadian Investors Committee consisting of major investors was formed. The committee was created to propose a solution to the liquidity problem affecting the ABCP and has retained legal and financial advisors to oversee the proposed restructuring process. On March 17, 2008, a court order was obtained through which a restructuring of the ABCP is expected to occur. A meeting of note holders occurred on April 25, 2008 and the restructuring plan was approved. The restructuring plan was then sanctioned by the Ontario Superior Court of Justice on June 5, 2008.

On June 18, 2008, proceedings were taken by a number of corporate note holders in the Ontario Court of Appeal seeking to challenge the Ontario Superior Court of Justice decision that sanctioned the restructuring plan. In a unanimous decision issued on August 18, 2008, the Ontario Court of Appeal dismissed the appeal. On September 2, 2008, a number of the unsuccessful

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

appellants sought leave to appeal the Ontario Court of Appeal decision to the Supreme Court of Canada. On September 19, 2008, the Supreme Court announced that it would not grant leave to hear the appeal. On December 24, 2008, an announcement was made by the Pan-Canadian Investors Committee that the Alberta, Quebec and Canadian Federal governments has agreed to contribute a margin facility for the ABCP and that the restructuring was expected to be completed in January 2009.

On January 21, 2009, the Pan-Canadian Investors Committee announced that the restructuring has been completed. As a result, the Company received new notes of various classes issued by a trust referred to as Master Asset Vehicle 2 (“MAV 2”), including senior notes (Class A1 and A2) which have been assigned an investment grade rating of A by DBRS Limited (“DBRS”) and subordinated Class B and C notes, which have not been rated by DBRS. MAV 2 notes means that the Company will not finance margin calls, but will receive a reduced coupon. The following are the new notes received from the restructuring:

MAV 2	Class A1	$6,717,083
MAV 2	Class A2	$14,149,098
MAV 2	Class B	$2,568,455
MAV 2	Class C	$724,782

		$24,159,418

The Class A1 and A2 notes will pay interest and Class B and C notes will accrue interest with payments to be made only after the Class A1 and A2 notes have been fully repaid. On January 23, 2009, the Company received an initial net payment of approximately $858,000 as interest that has accrued on the ABCP between August 2007 and August 31, 2008. The Company has accrued an additional $360,000 representing interest earned in the ABCP conduits for the period between September 1, 2008 and December 31, 2008 which is expected to be received in the first quarter of 2009. The interest receivable is presented on the consolidated balance sheet as the short-term portion of ABCP. The amount received subsequent to year end was not the interest that the Company would normally be entitled to, since the amounts accumulated in the different ABCP since August 13, 2007 were used to cover the restructuring charges and constitute reserves for the newly issued notes. The new replacement notes will be classified as held for trading financial assets and will be subject to mark-to-market accounting in future periods. Changes in fair value will be recorded in income as they arise. The estimated fair value of the new replacement notes received on January 21, 2009 is unchanged from the December 31, 2008 estimated fair value.

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

The valuation technique used by the Company to estimate the fair value of its investments in ABCP incorporates probability-weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. Probability-weighted discount rates of approximately 8.4% and 14.4% were used at December 31, 2008 for the senior AA and subordinated notes respectively for this estimate and an interest rate of 0.91% was used (bankers’ acceptance rate less 50 basis points). This evaluation resulted in a reduction of $10,179,000 to the original cost of the ABCP at December 31, 2008. The assumptions used in determining the estimated fair value reflect the public statements made by the Pan-Canadian Investors Committee and the estimated new notes received, as described above, with maturities matching the maturities of the underlying assets and bearing market interest rates commensurate with the nature of the underlying assets and their associated cash flows and the credit rating and risk associated with the long-term floating rate notes. Discount rates have been estimated using Government of Canada benchmark rates plus expected spreads. Assumptions have been made as to the long-term interest rates to be received from the long-term floating rate notes. The term of the notes is estimated to be approximately 7 years which approximates the maturity of the assets backing the notes. Interest on Class A1 notes is to be accrued and paid currently, with interest on all other Classes to be accrued, but only paid after interest on higher ranking Classes is paid. A total write-down of $8,052,000 from the estimated fair value at December 31, 2007 was recognized during the year ended December 31, 2008. The impairment charge recorded was reduced by the amount of the interest accrued of $1,218,000. The Company has maintained its 100% allowance against the MAV 2 Class C notes in the amount of $724,782.

There are currently no market quotations available for the non-bank sponsored ABCP nor the new MAV 2 notes. Therefore continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows, the evolution of the liquidity of the market for the new notes issued following the restructuring and the evolution of the prevailing financial crisis could give rise to a further change in the value of the Company’s investment in ABCP which would impact the Company’s earnings. It is reasonably possible, based on existing knowledge, that change in future conditions in the near term could require a material change in the recognized amount. The reduction from the face value could range from $11,900,000 to $8,300,000 based on alternative reasonable assumptions, although given the nature of the information available, the amount ultimately recovered could vary outside these ranges.

Subsequent to December 31, 2008, the Company’s bank provided the Company with a proposed additional credit facility to provide liquidity in respect to the ABCP. The credit facility is structured as follows and all amounts drawn under the Company’s existing $18,000,000 credit facility C (note 8) must be repaid to access this new facility:

Tranche A: $10,871,700 revolving credit facility, which represents an amount equal to approximately 45% of the face value of the restructuring notes.

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

Tranche B: $7,247,800 revolving credit facility, which represents an amount equal to approximately 30% of the face value of the restructuring notes.

The borrowings under the credit facility will be first allocated to Tranche A and the balance will be allocated to Tranche B. The term is for three years with an option to extend the term to seven years on a year by year basis if agreed to by both parties. Interest is payable at the bank prime rate less 1%. The credit facility is secured by the restructuring notes and all cash proceeds the Company receives on the sale of restructuring notes will reduce the available amount of the facility commencing with Tranche A. The credit facility also provides for a put option allowing the Company to assign to the bank the restructuring notes in payment of the principal due under Tranche A only. The credit facility will become effective upon negotiation and review by Sabretooth’s legal council, at which point the $18,000,000 loan currently outstanding under credit facility C will be re-classed as long-term.

7.	Property and Equipment

	2008 (‘000’s)
	Cost	Accumulated Depletion, Depreciation and Amortization	Net Book Value
Petroleum & natural gas Petroleum & natural gas properties including exploration and development thereon and production equipment	$166,696	$51,620	$115,076

Other	851	544	307

	$167,547	$52,164	$115,383

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

	2007 (‘000’s)
	Cost	Accumulated Depletion, Depreciation and Amortization	Net Book Value
Petroleum & natural gas Petroleum & natural gas properties including exploration and development thereon and production equipment	$159,587	$31,586	$128,001

Other	855	293	562

	$160,442	$31,879	$128,563

The benchmark and Company escalated prices on which the December 31, 2008 ceiling test is based, are as follows:

	Natural Gas		Condensate		Crude Oil
	AECO Spot		Edmonton Pentanes Plus		Edmonton Par
	Benchmark ($/mmbtu)	Company ($/mcf)	Benchmark ($/bbl)	Company ($/bbl)	Benchmark ($/bbl)	Company ($/bbl)
2009	7.58	7.60	69.98	63.28	68.61	62.71
2010	7.94	7.95	80.52	74.51	78.94	72.39
2011	8.34	8.33	85.21	79.37	83.54	77.09
2012	8.70	8.69	92.74	86.89	90.92	84.63
2013	8.95	8.99	97.82	91.41	95.91	89.81
2014	9.14	9.29	99.80	92.64	97.84	91.91
2015	9.34	9.47	101.81	94.73	99.82	94.03
2016	9.54	9.66	103.87	96.88	101.83	96.17
2017	9.75	9.85	105.97	99.03	103.89	98.30
2018	9.95	10.06	108.10	101.57	105.99	100.75

Prices increase at a rate of approximately 2.0% per year for natural gas, condensate and crude oil after 2018. Adjustments were made to the benchmark prices, for purposes of the ceiling test, to reflect varied delivery points and quality differentials in the products delivered.

Unproved properties not subject to depletion amounted to $26,421,000 at December 31, 2008 (2007 - $28,661,000).

The Company capitalized general and administrative costs related to exploration and development of $1,874,000 for 2008 (2007 - $1,048,000).

8.	Bank Indebtedness

The Company has established three credit facilities with a Canadian chartered bank. Credit Facility A is a $40,000,000 revolving operating demand loan by way of prime rate based loans, Banker’s Acceptances and letters of credit/guarantee which bears interest at the bank prime rate plus 0.25% to 2.0% on a sliding scale, depending on the Company’s debt to cash flow ratio (ranging from being less than 1.0:1.0 to greater than or equal to 3:1). Credit Facility B is a

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

$5,000,000 non-revolving acquisition/development demand loan, which bears interest at the bank prime rate plus 0.50%. Credit Facility C is a Revolving Demand Credit Agreement in the face amount of $18,000,000 which bears interest at the bank prime rate and will be required to be repaid in full upon the liquidation or refinancing of the Company’s ABCP holdings. All credit facilities are subject to periodic review by the bank and are secured by a general assignment of book debts and a $100,000,000 demand debenture with a first floating charge over all assets of the Company as well a hypothecation/pledge of ABCP. The Company is authorized to access the credit facilities with prior approval of the Board of Directors of the Company (the “Board”). The Company is required to meet certain financial based covenants under the terms of this facility. The Company is also required to hedge no more than 70% of its production under the lending agreement. As of December 31, 2008, the Company had hedged approximately 71% of its production, for which it has obtained a waiver of the violation from the bank. As at December 31, 2008, the Company has drawn $29,970,000 on Facility A, $ Nil on Facility B, and $18,000,000 on Facility C. The next scheduled review of the facilities is on or before May 31, 2009. The effective interest rate for the year ended December 31, 2008 was 4.05% (2007 – 5.85%).

9.	Asset Retirement Obligations

The following table summarizes the changes in asset retirement obligations for the years ended December 31, 2008 and 2007:

(000’s)	2008	2007
Balance, beginning of year	$4,560	$879
Acquired in business combination (note 5 (ii))	—	3,044
Reduction from property disposition	(1,729)	—
Accretion expense	212	184
Liabilities incurred	278	492
Abandonment cost incurred	(816)	—
Revisions in estimated cash flows	10	(39)

Balance, end of year	$2,515	$4,560

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

The total estimated, inflated undiscounted cash flows required to settle the obligations, before considering salvage, is $7,694,000, (2007 - $13,495,000) which has been discounted using a weighted average credit-adjusted risk-free interest rate of approximately 6.25%. The Company expects these obligations to be settled in approximately 1 to 20 years. As at December 31, 2008, no funds have been set aside to settle these obligations.

10.	Income taxes

a)	The following table sets forth the components of the Company’s future income tax asset at December 31, 2008 and 2007:

(000’s)	2008	2007
Excess of net book value of property and equipment and assets retirement obligations over related tax pools	$(6,953)	$(11,288)
Unrealized gain on financial instrument	(819)	(240)
Non-capital loss carry-forwards	2,903	6,179
Scientific research and development expenses and investment tax credits	9,036	9,317
Other tax assets	1,962	1,903

Total tax assets	6,129	5,871
Valuation allowance	—	—

Net tax assets	$6,129	$5,871

b)	Income tax expense differs from that which would be expected from applying the effective Canadian federal and provincial tax rates of 29.5% (2007 – 32.12%) to income (loss) before income taxes as follows:

(000’s)	Year ended December 31, 2008	Year ended December 31, 2007
Expected income taxes (recovery)	$(1,973)	$(860)
Effect of valuation allowance on investment in commercial paper, net of interest	2,735	(475)
Effect of stock-based compensation	271	78
Change in value of reserves and losses due to reassessments	375	—
Change in effective tax rate applied	(13)	143
Future income tax valuation allowance reduction	—	(4,973)
Other	113	(175)

Future income tax expense (recovery)	1,508	(6,262)
Receipt of prior year tax reassessment	—	(190)

Income tax expense (recovery)	$1,508	$(6,452)

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

Corporate tax returns are subject to audit and reassessment by the Canada Revenue Agency. The results of any reassessment will be accounted for in the year in which they are determined.

c)	The Company has non-capital loss carry-forwards, investment tax credit carry-forwards and Scientific Research and Experimental Development expenses available to reduce future years’ income for tax purposes. The Scientific Research and Development expenses of approximately $22,704,000 available for carry-forward do not expire. The non-capital loss and investment tax credit carry-forwards expire as follows:

Year of expiry	Non-capital losses (000’s)		Investment tax credits (000’s)
2010	$		$930
2011		—	1,280
2012		—	672
2013		—	761
2014		—	338
2025		10,752	—

		$10,752	$3,981

11.	Share Capital

a)	Authorized:

Unlimited Common voting shares

Unlimited Common non-voting shares

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

b)	Issued:

(000’s)	2008		2007
Common voting shares	Number	Stated Value	Number	Stated Value
Balance, beginning of year	39,066	$196,263	16,067	$111,684
Exercise of options	48	115	—	—
Repurchase of shares - NCIB (iv)	(453)	(2,260)	—	—
Future income tax on renouncing expenditures for flow-through shares (ii)	—	—	—	(5,000)
Conversion of common non-voting to common voting shares (i)	—	—	66,284	37,652
Consolidation of common shares on a 4-for-1 basis (i)	—	—	(61,763)	—
Issued on Acquisition of Bear Ridge (iii) (note 5 ii))	—	—	18,478	51,927

	38,661	194,118	39,066	196,263

Common non-voting shares
Balance, beginning of year	—	—	66,284	37,652
Conversion of common non-voting to common voting shares (i)	—	—	(66,284)	(37,652)

	—	—	—	—

Share issue costs, net of taxes of $611 (2007 - $611)		(1,269)		(1,269)

Balance, end of year		$192,849		$194,994

(i)	On March 9, 2007, the shareholders approved the exchange of the Common non-voting shares for Common voting shares on a 1- for -1 basis and then to consolidate the Common voting shares on a 4-for-1 basis.
(ii)	On November 9, 2006, the Company completed a private placement of 8,000,000 common shares at an issue price of $2.00 for gross proceeds of $16,000,000 on a flow-through basis. In accordance with the terms of the offering and pursuant to certain provisions of the Income Tax Act (Canada), the Company renounced, for income tax purposes, exploration expenditures of $16,000,000 to the holders of the flow-through common shares effective December 31, 2006. Future tax cost of approximately $5,000,000 associated with renouncing the expenditures was recorded on the date of renunciation in the first quarter of 2007. The Company is required to incur the qualifying exploration expenditures before December 31, 2007. The Company has incurred the $16,000,000 of qualifying expenditures as of December 31, 2007.
(iii)	On August 21, 2007, the Company completed the acquisition of Bear Ridge (note 5 (ii)) and issued 18,477,506 common voting shares with a deemed value of $2.81 per share for total deemed proceeds of $51,927,000.
(iv)	On October 28, 2008, the Company repurchased 453,000 common shares of the Company under a Normal Course Issuer Bid (“NCIB”) for $183,000. The stated value of the shares was debited to share capital, with the excess of stated value over the cost of the re-acquisition of $2,077,000 credited to contributed surplus.

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

c)	Warrants

On August 21, 2007, the Company completed the acquisition of Bear Ridge (note 5 (ii)) and issued 1,050,000 warrants with a deemed value of $0.57 per warrant calculated using the Black-Scholes option-pricing model. Each warrant entitles the holder to acquire one common share on a CDE “flow-through” basis under the Income Tax Act (Canada) at a price of $3.81 per share. The warrants expire on March 31, 2009.

d)	Stock Option Plan

The Company has a stock option plan for the purpose of developing the interest of directors, officers, employees and consultants of the Company and its subsidiaries in the growth and development of the Company by providing them with the opportunity, through share options, to acquire an increased proprietary interest in the Company.

The Company has established a Stock Option Plan in compliance with the requirements of the TSX. The aggregate number of shares which may be reserved for issuance under the plan is 10% of the Company’s issued and outstanding common shares. No one person can receive options within a one-year period entitling the person to purchase more than 5% of issued common shares. Options typically vest over a four year period and expire ten years from the date of grant.

In the first quarter of 2008, the Company granted 195,000 stock options exercisable into voting common shares of the Company. These options vest 25% the first, second, third and fourth anniversaries of grant and have a weighted average exercise price of $2.66 per share.

In the first quarter of 2008, 229,000 vested options were repurchased for approximately $104,000. The amount paid to repurchase the options was charged to contributed surplus.

In the second quarter of 2008, the Company granted 500,000 stock options exercisable into voting common shares of the Company. These options vest 25% the first, second, third and fourth anniversaries of grant and have a weighted average exercise price of $2.28 per share.

In the second quarter of 2008, 48,000 vested options were exercised for approximately $100,000. The amount paid to exercise the options was credited to share capital. $15,000 was charged to contributed surplus related to the stock-based compensation recognized for the above options in previous periods; the same amount was credited to share capital upon the exercise of these options.

No additional options were granted during the third and fourth quarter of 2008.

In the first quarter of 2007, the Company granted 450,000 stock options exercisable into voting common shares of the company (prior to the 4-for-1 share consolidation). These options vest 20% the first, second, third, fourth and fifth anniversaries of grant and have an exercise price of $1.60 pre-consolidation ($6.40 post consolidation) per share.

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

In the second quarter of 2007, the Company granted 70,000 stock options (post-consolidation) exercisable into voting common shares of the Company. These options vest 20% the first, second, third, fourth and fifth anniversaries of grant and have an exercise price of $6.40 per share.

In the fourth quarter of 2007, the Company granted 2,339,225 stock options (post-consolidation) exercisable into voting common shares of the Company. These options vest 25% the first, second, third, and fourth anniversaries of grant and have an exercise price of $2.09 per share.

In the fourth quarter of 2007, the Company cancelled the following stock options (post-consolidation):

Number of options	Strike Price	Vesting Term
792,137	$5.20	5 years
295,000	$6.40	5 years
46,250	$4.00	5 years

All options vest immediately upon the occurrence of certain liquidity events or upon a change in control of the Company.

All unexercised options outstanding as at March 9, 2007 were adjusted for the 4-for-1 share consolidation (note 11(b)(i)).

A summary of the status of the Company’s stock option plan and changes during the years then ending are as follows:

	December 31, 2008		December 31, 2007
	Number of Options (000’s)	Weighted Average Exercise Price	Number of Options (000’s)	Weighted Average Exercise Price
Outstanding, beginning of year	3,091	$2.16	6,981	$1.01
4-for-1 consolidation	—	—	(5,236)	3.02
Granted	695	2.39	2,522	2.40
Exercised	(48)	2.06	—	—
Repurchased	(229)	2.24	—	—
Forfeited	(353)	2.80	(43)	5.55
Cancelled	—	—	(1,133)	5.46

Outstanding, end of year	3,156	$2.14	3,091	$2.16

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

The following table summarizes the stock options outstanding at December 31, 2008:

Options Outstanding				Options Exercisable
Range of Exercise Price	Weighted Average Exercise Price	Number of Options Outstanding (000’s)	Weighted Average Contractual Life Remaining (years)	Number of Options (000’s)	Weighted Average Exercise Price
$2.06	$2.06	398	6.7	398	$2.06
$2.09	$2.09	2,143	8.8	536	$2.09
$2.28	$2.28	450	9.4	—	—
$2.66 to $2.67	$2.66	165	9.2	—	—

	$2.14	3,156	8.7	934	$2.08

e)	Stock-based compensation

Compensation expense for stock options is recognized using the fair value when the options are granted, and is amortized over the option’s vesting period. During the year ended December 31, 2008, approximately $918,000 (2007 - $242,000) in compensation expense related to options granted has been recognized in the consolidated statement of operations. The fair value of stock options granted during the period was estimated on the dates of grant using the Black-Scholes option-pricing model with the following weighted average assumptions.

	December 31, 2008	December 31, 2007
Risk-free interest rate	3.03% to 3.76%	4.19%
Expected life of options	4 years	4 years
Expected volatility – prior to business combination (private company)	—	0%
Expected volatility	52%	52%
Expected dividend rate	0%	0%
Weighted average fair value	$1.05	$0.93

f)	Net income (loss) per share

Net income (loss) per share has been calculated based on the weighted average number of common shares outstanding during the year of 39,011,000 (2007 – 27,270,000).

The following table reconciles the denominators used for the basic and diluted net income (loss) per share calculations:

(000’s)	December 31, 2008	December 31, 2007
Basic weighted average shares	39,011	27,270
Effect of dilutive stock options and warrants	—	127

Dilutive weighted average shares	39,011	27,397

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

No stock options or warrants have been included in the calculation of diluted shares outstanding for the year ended December 31, 2008 as their inclusion would be anti-dilutive.

All options that were anti-dilutive and excluded from the calculation of income per share were cancelled in 2007 (note 11(d)).

12.	Contributed Surplus

(000’s)	December 31, 2008	December 31, 2007
Opening balance	$2,720	$2,478
Stock-based compensation expensed (note 11 (e))	918	242
Stock options exercised	(15)	—
Share repurchase under NCIB (note 11 (b) (iv))	2,077
Repurchase of stock options (note 11 (d))	(104)	—

Ending balance	$5,596	$2,720

13.	Change in Non-cash Component of Working Capital

(000’s)	December 31, 2008	December 31, 2007
Accounts receivable	$1,956	$8,743
Deposits and prepaid expenses	371	(1,549)
Accounts payable and accrued liabilities	(6,460)	(11,312)

	$(4,133)	$(4,118)

Changes in Non-cash Working Capital Related to

(000’s)	Year ended December 31, 2008	Year ended December 31, 2007
Operating activities	$2,373	$(2,435)
Investing activities	(6,506)	(1,683)

	$(4,133)	$(4,118)

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

14.	Related Party Transactions

a)	A director of the Company is a partner of a law firm that provides legal services to the Company. During the year ended December 31, 2008, the Company paid a total of $19,000 (2007 - $56,000) to this firm for legal fees and disbursements, of which Nil is included in accounts payable and accrued liabilities at December 31, 2008 (2007 - $2,000), due under normal credit terms. Of the total amount paid, Nil (2007 - $29,000) has been included as transaction costs for the Bear Ridge acquisition (note 5 (ii)), and the remaining amount of $19,000 (2007 - $27,000) has been included as general and administrative expenses.

b)	A director of the Company was the owner of a corporation that provides drilling services to the Company. During the year ended December 31, 2008, the Company paid a total of $606,000 (2007 - $1,010,000) for drilling services, which has been included in property and equipment. Of this amount, Nil is included in accounts payable and accrued liabilities at December 31, 2008 (2007 - $195,000), due under normal credit terms.

These transactions have been recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

15.	Contingencies

a)	The Bear Ridge acquisition that occurred on August 21, 2007 resulted in one dissenting shareholder. The shareholder holds 449,358 Bear Ridge shares and 389,435 Bear Ridge warrants with a strike price of $1.41. An accrual has been made for management’s best estimate of the settlement which will be paid to this Bear Ridge shareholder. The dispute is currently with the courts. The Company does not expect any additional costs to be incurred on this matter other than the amount already accrued as part of the purchase price of Bear Ridge. The estimated settlement price is subject to measurement uncertainty.

b)	During the year ended December 31, 2008, the Company received a Statement of Claim and Notice from a service provider of the Company for $1,039,000. The Company and the Company’s legal counsel believe this claim is without merit. The Company has filed a counter claim. Sabretooth has accrued management’s best estimate of legal costs to address the claim at December 31, 2008, but has not accrued any amount related to the claim itself. The estimated resolution, and the amount of the settlement, if any, is subject to measurement uncertainty. Any amount settled will be recorded in the year of settlement.

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

16.	Commitments

a)	The Company has a lease agreement for office premises with minimum annual net lease payments, exclusive of operating costs, as follows:

(000’s)
2009	$164
2010	168
2011	143
2012	107
Thereafter	nil

Total	$582

b)	Pursuant to a flow-through share offering of Bear Ridge prior to its acquisition by the Company, the Company is committed to incur a total of $24,000,000 in qualifying expenditures by December 31, 2008. As of December 31, 2008, the Company has incurred all required CDE qualifying expenditures.

c)	Pursuant to a flow-through share and warrants offering of Bear Ridge prior to its acquisition, the Company is committed to incur a total of $12,300,000 in qualifying expenditures by March 15, 2009. As of December 31, 2008, the Company has incurred all required expenditures.

d)	Pursuant to a flow-through share offering of HFG, HFG is committed to incur a total of $15,221,000 in CEE qualifying expenditures. As of December 31, 2008, the entire $15,221,000 CEE commitment remains outstanding.

e)	HFG has approximately a $1,000,000 tie-in commitment at Red Creek. As of December 31, 2008, $300,000 has been spent and the remaining $700,000 is expected to be expended in 2009.

17.	Financial Instruments and Risk Management

The Company has the following financial instruments:

Cash and cash equivalents are designated as held-for-trading instruments and are measured at fair value. Investment in commercial paper is designated as held-for-trading and is measured at fair value with changes in fair value recognized in earnings. Accounts receivable and deposits are designated as loans and receivables and are measured at amortized cost. Accounts payable and accrued liabilities and bank indebtedness are designated as other financial liabilities and are measured at amortized cost. All risk management assets and liabilities are derivative financial instruments and are classified as held-for-trading.

The Company uses various types of derivative financial instruments to manage risks associated with natural gas price fluctuations. These instruments are not used for trading or speculative purposes. Proceeds and costs realized from holding the related contracts are recognized at the time each transaction under a contract is settled. For the unrealized portion of such contracts, the Company

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

utilizes the fair value method of accounting. The fair value is based on an estimate of the amounts that would have been paid to or received from counter parties to settle these instruments given future market prices and other relevant factors. The method requires the fair value of the derivative financial instruments to be recorded at each balance sheet date with unrealized gains or losses on those contracts recorded through net earnings. Transaction costs, if any, are expensed when incurred in relation to the acquisition of a derivative.

The nature of these financial instruments and the Company’s operations expose the Company to market risk, credit risk and liquidity risk. The Company manages its exposure to these risks by operating in a manner that minimizes these risks. Senior management employs risk management strategies and policies to ensure that any exposure to risk is in compliance with the Company’s business objectives and risk tolerance levels. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has established policies in setting risk limits and controls and monitors these risks in relation to market conditions.

a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings or the value of financial instruments. These risks are generally outside the control of the Company. The objective of the Company is to mitigate market risk exposures within acceptable limits, while maximizing returns.

Commodity price risk

The nature of the Company’s operations results in exposure to fluctuations in commodity prices. Management continuously monitors commodity prices and initiates instruments to manage exposure to these risks when it deems appropriate. As a means of managing commodity price volatility, the Company enters into various derivative financial instrument agreements and physical contracts. Collars ensure that the commodity prices realized will fall into a contracted range for a contracted sale volume based on the monthly index price. Monthly gains and losses are determined based on the differential between the AECO daily index and the AECO monthly index when the monthly index price falls in between the floor and the ceiling. Derivative financial instruments are marked-to-market and are recorded on the consolidated balance sheet as either an asset or liability with the change in fair value recognized in net earnings.

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

The following information presents all positions for the derivative financial instruments outstanding as at December 31, 2008.

Term	Volume	Price	Basis
April 1, 2008 to March 31, 2009	3,000 GJ/day	$7.04	AECO
April 1, 2008 to March 31, 2009	6,000 GJ/day	$7.08	AECO
April 1, 2009 to March 31, 2010	6,000 GJ/day	$7.85	AECO

Realized losses totalling $1,721,000 for the year ended December 31, 2008 from derivatives was recognized in income (2007 - $2,700,000 realized gain). The fair value of the commodity contracts outstanding at December 31, 2008 was an asset of $3,034,000 (2007 - $843,000 asset).

During the year ended December 31, 2008, the Company terminated a financial contract under which the Company had agreed to sell 3,150 GJ/day for the period October 1, 2008 to December 31, 2008 with a cap of $10.00/GJ and a floor of $6.50/GJ. The Company paid $5,800 to terminate this contract.

As at December 31, 2008, if the underlying natural gas price increased by $0.50/mcf, the fair value of the commodity contracts becomes an asset of $1,529,000 resulting in an increased loss before tax of $1,505,000 ($1,099,000 after tax).

As at December 31, 2008, if the underlying natural gas price decreased by $0.50/mcf, the fair value of the commodity contracts becomes an asset of $4,538,000 resulting in a decreased loss before tax of $1,504,000 ($1,099,000 after tax).

Foreign exchange risk

The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices are referenced to U.S. dollar denominated prices. As at December 31, 2008, the Company had no forward, foreign exchange contracts in place, nor any significant working capital items denominated in foreign currencies.

Interest rate risk

The Company is exposed to interest rate risk to the extent that changes in market interest rates impact its borrowings under the floating rate credit facility. The floating rate debt is subject to interest rate cash flow risk, as the required cash flows to service the debt fluctuate as a result of changes in market rates. The Company has no interest rate swaps or financial contracts in place as at or during the year ended December 31, 2008.

As at December 31, 2008, if interest rates had been 1% lower with all other variables held constant, after tax net earnings for the period would have been approximately $350,000 higher, due to lower interest expense. An equal opposite impact would have occurred to net earnings had interest rates been 1% higher.

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

b)	Credit risk

The majority of the Company’s accounts receivable are due from joint venture partners in the oil and gas industry and from purchasers of the Company’s petroleum and natural gas production and are subject to the same industry factors such as commodity price fluctuations and escalating costs. The Company generally extends unsecured credit to these customers and therefore, the collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any credit loss in the collection of accounts receivable to date.

The Company also has credit risk related to its investment in ABCP further described in Note 6.

Receivables from petroleum and natural gas marketers are normally collected on the twenty-fifth day of the month following production. Receivables related to the sale of the Company’s petroleum and natural gas production are from major marketing companies. The Company historically has not experienced any collection issues with its petroleum and natural gas marketers. As at December 31, 2008 the Company has approximately $2,800,000 of petroleum and natural gas receivables which have subsequently been collected.

Joint venture receivables are typically collected within one to three months of the joint venture billing being issued to the partners. The Company attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure and issuing cash calls on large capital projects to its partners on capital projects before they commence. The Company reviews the financial status of joint venture partners before partner approval is obtained. The Company does not consider any of the joint venture receivables past due.

Cash and cash equivalents consist of bank balances. The Company manages the credit exposure of cash by selecting financial institutions with high credit ratings and monitors all short-term deposits to ensure an adequate return.

As at December 31, 2008, the maximum exposure to credit risk was $40,889,000 (2007 - $33,256,000) being the carrying value of its cash and cash equivalents, accounts receivable, commodity contracts, and investment in commercial paper.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when they are due. The nature of the oil and gas industry is very capital intensive. As a result, the Company prepares annual capital expenditure budgets and utilizes authorizations for expenditures for projects to manage capital expenditures. Refer to note 18 for disclosure related to the management of capital.

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

d)	Fair value of financial instruments

The Company’s cash and cash equivalents, accounts receivable, deposits, bank indebtedness and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity and the floating interest rate on the Company’s debt.

The fair value of derivative contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes.

The fair value of the Company’s investment in commercial paper, as disclosed in Note 6, is determined by probability-weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments.

18.	Capital Management

The Company’s capital consists of shareholders’ equity, bank debt and working capital. The Company will adjust its capital structure to manage its current and future debt, drilling programs and potential corporate acquisitions through the issuance of shares, increasing the credit facility line and adjustments to capital spending.

The Company’s objective for managing capital is to maximize long-term Shareholder value by:

•	Ensuring financing capacity for the Company’s drilling programs that are expected to increase reserves and add value to our Shareholders; and

•	Financing the Company’s growth through drilling projects, joint venture opportunities and asset/corporate acquisitions.

The Company monitors capital structure using non-GAAP measures, based on the ratio of net debt to annualized funds flow. The Company also monitors capital structure by reviewing net asset value and interest per barrel of oil equivalent (“boe”).

The Company’s strategy is to maintain a net debt to annualized funds flow of no greater than 3.0: 1.0 under normal business conditions. This ratio may increase at certain times as a result of property or corporate acquisitions. To facilitate the management of this ratio, the Company prepares annual budgets, which are updated as necessary depending on varying factors including current and forecast prices, successful drilling results and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

The net debt to adjusted funds flow (annualized) is calculated as follows:

(000’s)	Twelve months ended December 31, 2008
Current Assets	$28,470
Current Liabilities	(58,741)

Net Debt	$(30,271)

Net income (loss) for the period	$(8,179)
Items not affecting cash
Depletion, depreciation, and amortization	20,285
Accretion expense	212
Stock-based compensation	918
Write down on commercial paper	8,052
Unrealized gain on commodity contracts	(2,191)
Future income taxes	1,508
Asset retirement expenditures	(816)
Non-controlling interest	(16)

Funds flows from operations	$19,773

Net Debt to Annualized Funds Flows	1.53 : 1.00

As at December 31, 2008, the Company’s ratio of net debt to annualized cash flow was 1.53 to 1.00, within the range established by the Company.

As disclosed in Note 8, the Company is bound by certain debt covenants. These covenants include to maintain a Working Capital Ratio of not less than 1.0 : 1.0 at all times. The Working Capital Ratio shall be defined as Current Assets (including the un-drawn Availability under the Credit Facility A, but excluding marked-to-market commodity contracts) to Current Liabilities (excluding any current portion of Bank Debt). As at December 31, 2008, the Company is not in violation of this covenant (Note 8).

The Company’s share capital is not subject to external restrictions as to how it is utilized nor does it have any financial covenants in respect to the bank credit facility related to shareholders’ equity. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future.

There were no changes in the Company’s approach to capital management during the period.

Sabretooth Energy Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

19.	Subsequent Event

Subsequent to December 31, 2008, the Company purchased 200,000 common shares of the Sabretooth Energy Ltd. in a block transaction for $84,000 or $0.42 per share under a NCIB. These shares are expected to be cancelled by treasury in the first quarter of 2009. Under the NCIB, the Company can repurchase up to a maximum of 1,923,000 of its common shares for cancellation at prevailing market prices during the period from February 2, 2009 to February 1, 2010.

20.	Comparative Figures

Certain comparative figures for the year ended December 31, 2007 have been reclassified to conform to the current period’s presentation.